DATE: July 15th, 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Magnesium Patent

LONDON, United Kingdom, DATE: July 15th 2004, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF).

As a part of Crew’s ambition of being vigilant in its efforts to fully explore the economic and operational potential within all our projects we are pleased to announce that Crew Gold Corp’s wholly owned subsidiary Crew Minerals AS has received notification from the US Patent Office that its magnesium patent has been granted consent. The patent secures the holder all rights to extract magnesium contained in the leach line of commercial nickel and cobalt acid leach processing. The magnesium patent also covers all rights to the use of magnesium compounds derived from this process.

While leaching of laterite is primarily applied in the extraction of nickel and cobalt, dissolved amounts of magnesium have so far been regarded as waste and an unwanted component in the processing of nickel laterites, because it is an acid consumer. However, all natural Ni-Co laterite ores contain 2-5% magnesium i.e. several times the contained amount nickel. Magnesium enters the solution during the nickel-cobalt leach process, and the patented separation of this magnesium will allow by-production of a valuable raw material for magnesium metal, either in the form of magnesite or magnesium chlorite.

A traditional source for magnesium metal is magnesite ore, which is normally mined, crushed and processed. These steps can be eliminated by the patent and the amount produced in e.g. the projected Mindoro nickel plant could be considerable.

The US Patent Office was one of the final stages to complete the company’s world patent rights on the utilization of magnesium from the acid leach stream of laterite processing, which is now being increasing employed in commercial nickel production. The Magnesium Patent has been primarily sought in countries which host tropical Ni-laterite deposits as well as in countries, which have nickel industry. The patent has been reviewed and processed in the European Patent Organization (EPO), specifically in UK, Germany, France, Spain, Italy, Sweden, Finland; in Norway, Japan, Australia, Indonesia; in the ARIPO group: (Ghana, Gambia, Lesotho, Malawi, Sudan, Swaziland, Uganda, Zimbabwe); and the OAPI (Organization Africaine de Propriete Intellectuelle): Burkino Faso; Benin, Central African Rep., Ivory Coast, Cameroun, Gabon, Guinea, Guinea-Bissau, Mali, Mauretania, Niger, Senegal, Chad, Togo); Furthermore in Madagascar; Cuba; Brazil and finally Canada and the USA,  where the patent has now finally received the official stamp.

Crew is of the opinion that this patent will strengthen the overall viability of the Mindoro project specifically, and by licensing of the patent to third party, can provide income to Crew Minerals and represent an attractive production alternative to traditional resources for magnesium in general in the future, as the market for this important light metal expands and the use of laterite acid leach processing becomes increasingly applied in nickel production.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewdev.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com